                                                                    EXHIBIT 11.1

                         CARIBINER INTERNATIONAL, INC.

                    Computation of Earnings Per Common Share
                   (in thousands, except earnings per share)

                                              For the year ended September 30,
                                              --------------------------------
                                                1995        1996        1997
                                              --------    --------   ---------
Weighted average common stock outstanding
  during the period                            5,177(a)     8,318(a)      21,719
Conversion of Convertible Note into shares
  of preferred stock and the subsequent
  conversion of such shares into shares
  of Common Stock                              4,110        4,110          --
Conversion of all outstanding shares of
  preferred stock into shares of Common
  Stock                                        3,083        3,083          --
Exercise of Warrants                           1,069        1,069          --
Effect of exercise of warrants computed
  in accordance with the treasury stock
  method                                       (199)         (90)          --
                                            --------    --------     -----------
Total weighted average common stock
  outstanding during the period               13,240       16,490         21,719
                                            ========    =========    ===========

Income before taxes                          $ 1,690    $  12,291      $  30,613

Plus: reduction in interest expense from
  the conversion of the Convertible Note       1,859          926          --
                                             -------    ---------    -----------
Income before taxes                            3,549       13,217         30,613

Income tax expense                               302        4,600         12,551
                                            --------    ---------    -----------

Net income                                  $  3,247     $  8,617      $  18,062
                                            ========    =========    ===========

Earnings per common share                     0.25(b)      0.53(b)     $    0.83
                                            ========    =========    ===========

(a) Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices below the assumed initial public offering price per share during the twelve month period immediately preceding the initial filing date of the Company's Registration Statement for its public offering have been included as outstanding for all periods presented prior to the initial public offering.

(b) Computed on a pro forma basis assuming conversion of the convertible note and all outstanding shares of preferred stock into common stock (which, in each case, occurred on March 15, 1996 immediately prior to the initial public offering) as if such conversion occurred on October 1, 1995. Pro forma earnings per common share reflects adjustments to eliminate the interest expense on the convertible note and to eliminate accrued preferred stock dividends.